UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of registrant’s name into English)

Azrieli Center

26 Harukmim St.

Holon, 5885800 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Shelf Prospectus and Potential Israeli Public Offering of Debentures

On August 7, 2017, Sapiens filed a shelf prospectus (the “Israeli Shelf Prospectus”) with the Israeli Securities Authority (“ISA”) and the Tel Aviv Stock Exchange (“TASE”). Pursuant to the Israeli Shelf Prospectus, Sapiens may offer from time to time, in Israel, an indeterminate number of ordinary shares, preferred shares, nonconvertible debt securities, convertible debt securities, warrants, options to purchase debt securities and options to purchase tradable securities of the Company. Any offering of these securities in the future will be made pursuant to a supplemental shelf offering report that will describe the terms of the securities being offered and the specific details of the offering.

The Company also reported to the ISA and TASE, on August 7, 2017, that the Company is considering a public offering of a new series of the Company’s debentures—Series B Debentures (the “Debentures”)— in Israel, pursuant to the Israeli Shelf Prospectus. If offered, the Debentures will be denominated in U.S. dollars. Any such offering would require the filing of a supplementary shelf offering report, which itself is subject to certain approvals. The Company’s report to the ISA and TASE also emphasized that any offering of Debentures would not be made to U.S. persons and would be made in an “overseas directed offering” in Israel pursuant to the exemption from registration under Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

A copy of the press release announcing the Company’s consideration of the Israeli public offering is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

Important Note re: Debenture Offering and Related Disclosure

This Form 6-K is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the Securities Act or an exemption from the registration requirements thereunder. Any offering of securities pursuant to the Israeli Shelf Prospectus and any supplemental shelf offering report will be made only in Israel to residents of Israel, will not be registered under the Securities Act and will not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an applicable exemption from registration under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: August 7, 2017	By:	/s/ Roni Giladi
Name: Roni Giladi
Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release, dated August 7, 2017, announcing Sapiens International Corporation N.V. (“Sapiens”)’s consideration of a public offering of a new series of the Company’s non-convertible debentures